                                                                    EXHIBIT 99.1

[GOLDCORP INC. LOGO]
--------------------------------------------------------------------------------

                                  NEWS RELEASE

                           2002 SECOND QUARTER RESULTS

          ONE OF RED LAKE'S STRONGEST QUARTERS: 130,491 OUNCES @ $60/OZ
               INCREASED 2002 FORECAST TO 500,000 OUNCES @ $65/OZ
            A SOLID GOLD BALANCE SHEET: $264 MILLION IN CASH AND GOLD
 (All amounts in this news release are expressed in United States dollars (US$) unless otherwise stated. All per share information reflects the effect of the 2 for 1 stock split which was completed during the quarter)

TORONTO, JULY 24, 2002 -- GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its second quarter (ending June 30th, 2002) financial and operating results. The Company generated $0.08 and $0.12 PER SHARE of EARNINGS and CASH FLOW, respectively. BULLION ADJUSTED earnings and cash flow were, respectively, $0.08 and $0.13 PER SHARE. GOLD PRODUCTION TOTALED 149,015 OUNCES AT A CASH COST OF $86 PER OUNCE SOLD. Goldcorp has an exceptional balance sheet with a total of $264 million in cash and gold (based on market value) and continues to be DEBT FREE and UNHEDGED.

If stock options had been expensed, earnings for the quarter would have declined by $0.01 to $0.07 per share based on Canadian and United States Generally Accepted Accounting Principles (GAAP).

The CEO and CFO of Goldcorp confirm the veracity and soundness of these financial and operating results and have provided the board of directors with a signed statement verifying this.

RED LAKE MINE -- STILL BEATING EXPECTATIONS.
INCREASE IN 2002 PRODUCTION FORECASTS.

The Red Lake Mine continues to be an outstanding performer as Goldcorp's core operation and continues to beat expectations. The second quarter, 2002 was one of the Mine's STRONGEST since commercial production commenced in January, 2001 and surpassed all forecasts. Processed grade (gold content) of 2.45 ounces gold per ton (opt) (84 grams per tonne (gpt)) was 10% higher than anticipated, while THE RECOVERY RATE OF 92.3% WAS A NEW RECORD. During the quarter, the Mine produced 130,491 OUNCES OF GOLD at a cash cost of $60 PER OUNCE SOLD. Previously 2002 annual production was forecast to be 475,000 ounces at a cash cost of less than $70 per ounce. With the strong start to the year this forecast has been INCREASED TO 500,000 OUNCES AT A CASH COST OF $65 PER OUNCE.

GOLD IS MONEY -- GOLDCORP IS GOLD
A SOLID GOLD BALANCE SHEET WITH MORE GOLD THAN LUXEMBOURG OR HONG KONG.

Goldcorp believes strongly that GOLD IS MONEY, and continues to strengthen its balance sheet to reflect this belief. Goldcorp now holds a TOTAL of 143,595 OUNCES of gold (4.47 TONNES OR 4.90 TONS) which exceeds the total gold reserves of MORE THAN 25% OF THE COUNTRIES which own gold. For example, this amount is GREATER THAN the gold reserves of each of LUXEMBOURG and HONG KONG.

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 2
--------------------------------------------------------------------------------

During the second quarter the gold holdings were increased in two ways. FIRST, the Company continued to hold back a portion of its gold production as inventory INCREASING ITS GOLD BULLION INVENTORY BY 6,697 OUNCES to 63,425 OUNCES. Since the beginning of 2002, the Company has INCREASED ITS BULLION HOLDINGS BY a total of 28,364 OUNCES or approximately 10% OF TOTAL PRODUCTION. This bullion is carried on the balance sheet at cost, in accordance with Canadian GAAP. SECOND, the Company PURCHASED 80,170 OUNCES of gold bullion during the second quarter of 2002 at an average price of $323 per ounce. Fluctuations in the mark to market value of this portion of the gold bullion holdings are accounted for as unrealized gains or losses and reported quarterly in accordance with Canadian GAAP.


STOCK SPLIT APPROVED

The Company's previously announced 2 for 1 stock split which received shareholder approval on March 21, 2002, received final regulatory approval on May 13, 2002. An additional share for each owned share was distributed to shareholders of record on May 27, 2002 in Canada and on May 28, 2002 in the United States. At June 30, 2002 the number of shares outstanding and fully diluted were, respectively, 182,050,892 and 206,334,406.


FINANCIAL AND OPERATING RESULTS
SECOND QUARTER ENDED JUNE 30, 2002

EARNINGS were $13.9 MILLION, or $0.08 PER SHARE, compared with $15.3 million or $0.09 per share, in the second quarter, 2001. CASH FLOW from operations was $21 MILLION, or $0.12 PER SHARE, compared with $26.6 million, or $0.16 per share, in the second quarter of 2001. Had the gold added to the inventory during the quarter been sold, earnings per share would have remained at $0.08 per share, while CASH FLOW PER SHARE would have INCREASED TO $0.13 PER SHARE. The primary reason for the decline in earnings from the same period in 2001 was an increase in the income tax provision. Earnings in the second quarter, 2001 were positively affected on a one-time basis as a result of changes to the Ontario income tax rate. The increased income tax provision (relative to the second quarter, 2001) more than offset the increased revenue which resulted from the higher realized gold price. The potentially beneficial effect of a realized pre-tax $5.4 million gain from the sale of marketable securities, was cancelled out by a non-cash $5.4 million foreign exchange translation loss.

During the quarter, total gold production was 149,015 OUNCES at a CASH COST OF $86 PER OUNCE sold. This compares with 161,261 ounces at a cash cost of $87 per ounce sold in the second quarter, 2001. The RED LAKE MINE produced 130,491 OUNCES at a CASH COST OF $60 PER OUNCE sold, compared with 131,927 ounces at a cash cost of $60 per ounce sold in the second quarter, 2001. The Wharf Mine had a disappointing quarter, with gold production of 18,524 ounces at a cash cost of $281 per ounce sold, compared with 29,334 ounces at a cash cost of $202 per ounce in the second quarter of 2001. The expansion into the new mining areas continued to encounter adverse ground conditions.

The Wharf Mine's performance is expected to improve through the remainder of 2002 and to produce approximately 90,000 ounces of gold at a cash cost of approximately $250 per ounce for the year. The performance of Saskatchewan Minerals during the quarter improved relative to the same period in 2001, with revenue up 37% due to higher sales and improved pricing.

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 3
--------------------------------------------------------------------------------

                                FINANCIAL RESULTS


                                      THREE MONTHS ENDED   SIX MONTHS ENDED
                                            JUNE 30,            JUNE 30,
                                         2002     2001      2002      2001
                                        -----    -----     -----     -----
                                        (in millions of US dollars except
                                         per share amounts. All per share
                                        amounts reflect 2 for stock split)

REVENUES                                $46.8    $43.8     $84.8     $92.1

REPORTED EARNINGS
    Per share: Basic                    $0.08    $0.09     $0.18     $0.18
               Diluted                  $0.08    $0.09     $0.17     $0.18

OPERATING CASH FLOW
    Per share: Basic                    $0.12    $0.16     $0.24     $0.34
               Diluted                  $0.11    $0.16     $0.23     $0.34

BULLION ADJUSTED EARNINGS
    Per share                           $0.08    $0.10     $0.20     $0.19

BULLION ADJUSTED CASH FLOW
    Per share                           $0.13    $0.17     $0.29     $0.35

REALIZED GOLD PRICE ($/OZ)              $ 313    $ 267     $ 302     $ 267
AVERAGE GOLD PRICE ($/OZ)               $ 313    $ 268     $ 302     $ 265

                                OPERATING RESULTS

                                     THREE MONTHS ENDED       SIX MONTHS ENDED
                                          JUNE 30,                JUNE 30,
                                      2002        2001        2002        2001
                                      ----        ----        ----        ----
GOLD PRODUCTION (OZ)
    Red Lake Mine                    130,491     131,927     255,374     278,439
    Wharf Mine                        18,524      29,334      39,334      55,606
                                    --------    --------    --------    --------
TOTAL                                149,015     161,261     294,708     334,045

PRODUCTION COSTS ($/OZ)1
RED LAKE MINE
    Cash cost2                      $     60    $     60    $     62    $     57
    Non-cash cost                         28          35          27          34
                                    --------    --------    --------    --------
TOTAL COST                          $     88    $     95    $     89    $     91

WHARF MINE
    Cash cost                       $    281    $    202    $    258    $    203
    Non-cash cost                         53           8          33           7
                                    --------    --------    --------    --------
TOTAL COST                          $    334    $    210    $    291    $    210

AVERAGE
    Cash cost                       $     86    $     87    $     91    $     82
    Non-cash cost                         31          30          28          29
                                    --------    --------    --------    --------
TOTAL COST                          $    117    $    117    $    119    $    111


1 Production costs are based on ounces of gold sold, which may differ from ounces of gold produced.

2 Cash and total costs are calculated in accordance with The Gold Institute standards.

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 4
--------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002

EARNINGS were $30.1 MILLION, or $0.18 PER SHARE, during the first six months of 2002, exactly replicating the earnings for the same period in 2001. CASH FLOW from operations for the first six months, 2002 was $41.3 MILLION, or $0.24 PER SHARE, compared with $55 million, or $0.34 per share, for the same period in 2001. Cash flow declined year over year as a result of a decrease in revenues from lower gold sales caused by the combination of lower production and an increase in gold bullion inventory, which more than offset the higher gold price. Had all the gold bullion added to inventory during the first six months of 2002, been sold, EARNINGS would have INCREASED to $0.20 PER SHARE and CASH FLOW would have INCREASED to $0.29 PER SHARE.

GOLD PRODUCTION for the first six months of 2002 was 294,708 OUNCES at a CASH COST OF $91 PER OUNCE sold, compared with 334,045 ounces at a cash cost of $82 per ounce in the first six months of 2001. The decrease in production year over year was in part caused by the weaker operating performance at the Wharf Mine. In addition, while the average gold grade at the Red Lake Mine in the first six months of 2002 was an impressive 2.25 opt (77.2 gpt), the average for the first six months of 2001 was elevated to an even greater 2.48 opt (85 gpt) by a particularly anomalous first quarter, 2001 when the grade was 2.78 opt (95.3 gpt). All, however represent strong operating performances with average grades considerably higher than the reserve grade of 2.05 opt (70.3 gpt).

A STRATEGICALLY STRONG BALANCE SHEET -- UNHEDGED AND DEBT-FREE!

During the second quarter, 2002, on April 30th, the Company closed a $144 million equity financing, with net proceeds of $137.7 million. One of the stated potential uses of proceeds was to purchase gold bullion. The market value of the Company's gold holdings is $45.7 million which in combination with the cash position of $218.3 million produces total "cash resources" of $264 million. In the current environment of uncertain equity markets and a declining US$, Goldcorp believes that holding a substantial portion of its assets in the form of gold bullion is financially prudent and strengthens its competitive position within the industry and enhances its ability to capitalize on any potential future growth opportunities. THE COMPANY'S COMPETITIVE POSITION IS FURTHER ENHANCED BY BEING THE LARGEST UNHEDGED GOLD PRODUCER IN NORTH AMERICA (ON AN EQUITY MARKET CAPITALIZATION BASIS) AND BY REMAINING DEBT-FREE. Goldcorp's balance sheet is one of the strongest in the gold industry.

PAYING A DIVIDEND -- RETURNING VALUE TO SHAREHOLDERS

During the second quarter, 2002 a quarterly dividend of $0.025 per share was paid. Year to date a total of $0.05 per share has been paid. For the full year 2002, Goldcorp intends to pay a total of $0.10 per share through two additional quarterly dividend payments of $0.025 per share. The Company continues to believe that the payment of dividends is important in order to return value to shareholders on an ongoing basis.

RED LAKE MINE
OUR ECONOMIC ENGINE -- CONTINUED STRONG PERFORMANCE -- EXCEEDING FORECASTS

The Red Lake Mine had one of its best operational quarters since beginning commercial production in January, 2001. IT CONTINUES TO EXCEED FORECASTS, WHICH IS IMPRESSIVE CONSIDERING THE ORIGINAL GOAL OF REDUCING THE PRODUCTION RATE BY 5% IN 2002 TO SUPPORT AN INCREASED EXPLORATION EFFORT. To date, the Mine has been able to support this exploration effort, while maintaining its production rate. Second quarter production of 130,491 ounces resulted from the processing of 60,705 tons (at an average rate of 667 tons per day) with an average grade of

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 5
--------------------------------------------------------------------------------

2.45 opt (84 gpt) and a recovery rate of 92.3%. This recovery rate exceeds the previous best quarterly results of 90.3% recorded in the first quarter, 2001. The average grade was 10% higher than anticipated and represents the second best quarterly figure, exceeded only by the 2.78 opt (95.3 gpt) recorded in the first quarter, 2001.

The second quarter, 2002 production did not include any contribution from gold in concentrate form. A test processing agreement was finalized with Barrick Gold's Goldstrike Mine in Nevada during the quarter and Goldcorp remains committed to producing 25,000 ounces of gold from concentrate during 2002.

SUPPORT FOR RESEARCH AND DEVELOPMENT REWARDED
IMPRESSIVE EXPLORATION RESULTS -- UP TO 3.53 OPT (121.0 GPT) OVER 58.0 FT (17.7
M)!

WE ARE CURRENTLY CONDUCTING THE LARGEST EXPLORATION PROGRAM EVER UNDERTAKEN AT THE RED LAKE MINE with a 2002 budget of $12 million. An additional $4 million has been budgeted for exploration within the Red Lake area, but outside the Red Lake Mine. We are exploring four key target areas in the mine: 1) Deep extensions of our High Grade Zone (HGZ); 2) Deep extensions of SULPHIDE MINERALIZATION; 3) Potential repetitions of Red Lake style mineralization to the east in the FAR EAST ZONE; and 4) Possible high grade mineralization in the WESTERN COMPLEX AREA.

Goldcorp regards exploration as the RESEARCH AND DEVELOPMENT necessary to ensure the Company's future growth. The support for this has already been rewarded with SOME OF THE MOST IMPRESSIVE RESULTS OBTAINED SINCE THE ORIGINAL DISCOVERY OF THE HGZ. Among the results released on May 29, 2002 was the first occurrence of multiple zones of high grade mineralization beneath the current HGZ reserves and resources. One drill hole ENCOUNTERED 8 SIGNIFICANT INTERSECTIONS WITHIN A 241 FEET (FT) (74 METRES (M)) INTERVAL INCLUDING 3.53 OPT (121.0 GPT) OVER 58.0 FT (17.7 M) below the limits of any previous exploration drilling. Among these 8 intersections was THE DEEPEST YET in the HGZ which ENCOUNTERED 4.40 OPT (150.9
GPT) OVER 4.4 FT (1.3M) AT A VERTICAL DEPTH OF 6850 FT (2088 M).

Encouraging results were also obtained from two of the other three main target areas. Intersections of the SULPHIDE MINERALIZATION were encountered 300 ft (91 m) below the current reserves and resources, including 1.50 OPT (51.4 GPT) OVER
13.0 FT (4.0 M). In addition, intersections were encountered in the FAR EAST ZONE 400 ft (121.9 m) further east than any previous results, with up to 1.12 OPT (38.3 GPT) OVER 9.6 FT (2.9 M). These results continue to support Goldcorp's belief that the Red Lake area is one of the World's premier locations for gold exploration, with tremendous future potential.


CONTINUED INCREASE IN VISIBILITY AND LIQUIDITY

During the second quarter, 2002, options on the Company were listed for trading on two additional stock exchanges. Effective May 30, 2002 the PACIFIC EXCHANGE
(PCX) in San Francisco began trading options on Goldcorp under the symbol GG, and effective June 3, 2002 the MONTREAL EXCHANGE (MX) also began trading options on the Company under the symbol G.

Goldcorp believes these events and the recently completed stock split, will continue to increase the Company's market visibility and liquidity which is of direct benefit to the shareholders. Investors have three ways to participate in Goldcorp's growth: PURCHASE SHARES listed on the New York Stock Exchange (NYSE) or Toronto Stock Exchange (TSX); PURCHASE OPTIONS listed on the American Stock Exchange (AMEX), Chicago Board of Options Exchange (CBOE), the Pacific Stock Exchange (PCX) or Montreal Stock Exchange (MX); or PURCHASE WARRANTS listed on the Toronto Stock Exchange.

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 6
--------------------------------------------------------------------------------

KEY STATISTICS
(in United States dollars)

                                        Three months ended      Six months ended
                                                  June 30,              June 30,
                                           2002       2001       2002       2001
----------------------------------------------------------    ------------------
OPERATING RESULTS

Gold produced (ounces)                  149,015    161,261    294,708    334,045
Gold sold (ounces)                      142,300    155,853    266,300    329,340

Per ounce data
    Average actual gold price           $   313    $   268    $   302    $   265
    Average realized gold price             313        267        302        267
    Cash cost                                86         87         91         82
    Total cost                              117        117        119        111
----------------------------------------------------------    ------------------
FINANCIAL RESULTS (thousands)

Revenue from gold sales                 $44,184    $41,944    $80,266    $88,302
Total revenues                           46,762     43,798     84,785     92,097
Earnings from operations                 23,447     21,884     42,855     47,418
Earnings for the period                  13,850     15,299     30,062     30,001
Operating cash flow                      21,024     26,626     41,345     55,001

Per share data
    Earnings for the period
       Basic                            $  0.08    $  0.09    $  0.18    $  0.18
       Diluted                          $  0.08    $  0.09    $  0.17    $  0.18

    Operating cash flow
       Basic                            $  0.12    $  0.16    $  0.24    $  0.34
       Diluted                          $  0.11    $  0.16    $  0.23    $  0.34

Weighted average number of shares       176,615    164,122    171,058    163,722
----------------------------------------------------------    ------------------


                                                            AS AT          As at
                                                         JUNE 30,       Dec. 31,
                                                             2002           2001
-----------------------------------------------------------------       --------
FINANCIAL POSITION (thousands)

Cash and short-term investments                          $218,343       $ 78,104
Gold bullion investment                                    25,534             --
Gold bullion inventory:
    Cost                                                    6,691          3,846
    Market                                                 20,201          9,694
Working capital                                           257,190         88,587
Long-term debt                                                 --             --
Shareholders' equity                                      337,490        157,552

Gold production sold forward (hedging)                        NIL            NIL

Common shares (000's)
    Outstanding                                           182,051        165,091
    Fully diluted                                         206,334        188,228
-----------------------------------------------------------------       --------

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 7
--------------------------------------------------------------------------------

                  INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2002

This interim Management and Discussion Analysis ("MD&A") updates the annual 2001 MD&A in terms of any significant changes in Goldcorp's business and analyses the results of operations for the three months ended June 30, 2002 and the six months ended June 30, 2002.

All amounts are in US dollars, except where otherwise indicated. Goldcorp completed a two-for-one stock split during May 2002 and the per share results from prior reporting periods have been restated (halved), to make comparisons to current period results more meaningful.


FINANCING

On April 11, 2002, Goldcorp entered into an agreement with a syndicate of underwriters under which they agreed to purchase 5 million Units, at a price of US$18 per Unit (on a pre-split basis), for gross proceeds of $90 million. Each Unit consisted of one common share and one-half of one share purchase warrant. Goldcorp also granted the underwriters an option to purchase up to an additional 3 million Units under the same terms. The option was exercised on April 16, 2002, bringing the total number of Units to 8 million, for gross proceeds of $144 million. On a post-split basis, one full share purchase warrant entitles the holder to purchase two common shares at a price of $12.50 per share for a period of up to five years from the closing date of April 30, 2002.


STOCK SPLIT

On March 21, 2002, shareholders of Goldcorp overwhelmingly approved a special resolution to sub-divide (split) each outstanding common share on a 2 (two) for 1 (one) basis. Management and the Board of Directors believed that the decision would increase the trading liquidity of Goldcorp shares, which should lead to enhanced shareholder value. At June 30, 2002 the Company had 182,050,892 common shares outstanding. If all outstanding options and warrants had been exercised a total of 206,334,406 common shares would have been outstanding. The weighted average number of shares outstanding for the six months ended June 30, 2002 was 171,057,891.


EARNINGS AND CASH FLOW (ON A POST STOCK-SPLIT BASIS)

Earnings for the second quarter of 2002 were $13.9 million, or $0.08 per share, compared with $15.3 million, or $0.09 per share, for the second quarter of 2001. Included in the second quarter of 2001 was a one-time reduction to income tax expense of $3.1 million, or $0.02 per share, as a result of changes to the Ontario income tax rate.

Goldcorp's earnings for the six months ended June 30, 2002, in accordance with Canadian Generally Accepted Accounting Principles (GAAP), were $30.0 million, or $0.18 per share. This compares with earnings of $30.0 million, or $0.18 per share, for the corresponding period last year ($0.16 per share before the one-time income tax reduction).

Operating cash flow for the second quarter 2002 was $21.0 million, or $0.12 per share, compared with $26.6 million, or $0.16 per share, for the second quarter of 2001.

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 8
--------------------------------------------------------------------------------

Operating cash flow for the six months ended June 30, 2002 was $41.3 million, or $0.24 per share. This compares with cash flow of $55.0 million, or $0.34 per share, for the corresponding period last year.


CASH RESOURCES

Cash and short-term investments increased from $78.1 million at December 31, 2001 to $218.3 million at June 30, 2002. The increase includes proceeds from the issue of 8 million Units (on a pre-split basis), for net proceeds of $137.7 million, which closed on April 30, 2002.

Goldcorp believes that gold is equivalent to money. The market for gold is liquid with an established international price. Gold bullion is readily convertible to cash.

During the second quarter the Company added to its gold bullion inventory position, by purchasing gold bullion on the open market.


GOLD BULLION

Goldcorp purchased 80,170 ounces of gold bullion on the open market during the second quarter of 2002. The average price of the purchased gold bullion was $323 per ounce, for a total purchase cost of $25.9 million. The market value of the investment gold bullion, based on the London PM Fix on the last business day in June 2002, was $25.5 million.

Investment gold bullion is traded on the open market at an established price. Unrealized gains or losses arising from fluctuations in the price of gold bullion are accounted for on a mark-to-market basis, irrespective of whether or not the gold bullion has actually been sold.

During the second quarter of 2002 the Company continued with its strategy of building gold bullion inventory. The Company increased its holdings of gold bullion from production for the six months ended June 30, 2002, by 28,364 ounces (from 35,061 ounces as at December 31, 2001, to 63,425 ounces as at June 30,
2002). The increase in gold bullion inventory during the second quarter of 2002 was 6,697 ounces (from 56,728 ounces as at March 31, 2002 to 63,425 ounces as at June 30, 2002). The market value of the gold bullion inventory from production, based on the London PM Fix on the last business day in June 2002, was $20.2 million.

The Company recognizes revenue under Canadian GAAP. Revenue from gold bullion production is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold, not when it is produced.

The Company however believes that its performance should also be assessed with gold bullion valued at its net realizable value and the impact on earnings and cash flow calculated as if the bullion was sold. This approach more accurately reflects the results of our production activities and eliminates income fluctuations caused by changes in inventory levels. The Company refers to these measures as bullion adjusted earnings and bullion adjusted cash flow respectively.

Bullion adjusted earnings and bullion adjusted cash flow are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP earnings or operating cash flow. These measures do not have standardized meaning nor are they necessarily comparable with other companies.

Goldcorp Inc. -- 2002 Second Quarter Results                              Page 9
--------------------------------------------------------------------------------

For the second quarter of 2002, had we sold all the bullion that was produced during the quarter, our reported earnings per share would have remained $0.08 per share, while operating cash flow per share would have increased from $0.12 per share, to $0.13 per share.

For the six months ended June 30, 2002, had we sold all the bullion that was produced for the first six months of the year, our reported earnings per share would have increased from $0.18 per share, to $0.20 per share, while operating cash flow per share would have increased from $0.24 per share to, $0.29 per share.

The following table reconciles earnings and operating cash flow to bullion adjusted earnings and bullion adjusted cash flow.

                                                     THREE MONTHS  THREE MONTHS   SIX MONTHS    SIX MONTHS
                                                         ENDED         ENDED         ENDED        ENDED
                                                        JUNE 30,      JUNE 30,      JUNE 30,     JUNE 30,
                                                          2002         2001          2002          2001
                                                          ----         ----          ----          ----

                                                     (in millions of US dollars, except per share amounts)
--------------------------------------------------------------------------------------------------------
EARNINGS                                               $13,850       $15,299       $30,062       $30,001

 Unrealized earnings from the change in
    gold bullion inventory on hand, net of taxes           690           857         3,306           781
                                                       -------       -------       -------       -------
Bullion adjusted earnings                              $14,540       $16,156       $33,368       $30,782
                                                       =======       -------       =======       =======
BULLION ADJUSTED EARNINGS PER SHARE
   Basic                                               $  0.08       $  0.10       $  0.20       $  0.19
                                                       =======       =======       =======       =======
   Diluted                                             $  0.08       $  0.10       $  0.19       $  0.18
                                                       =======       =======       =======       =======

                                                                                                 -------

OPERATING CASH FLOW                                    $21,024       $26,626       $41,345       $55,001

Unrealized cash flow from the change in
    gold bullion on hand, net of taxes                   1,955         2,039         8,272         1,834
                                                       -------       -------       -------       -------
Bullion adjusted cash flow                             $22,979       $28,665       $49,617       $56,835
                                                       =======       =======       =======       =======
BULLION ADJUSTED CASH FLOW PER SHARE
   Basic                                               $  0.13       $  0.17       $  0.29       $  0.35
                                                       =======       =======       =======       =======
   Diluted                                             $  0.12       $  0.17       $  0.28       $  0.34
                                                       =======       =======       =======       =======


Had our entire gold bullion inventory of 63,425 ounces been sold during the second quarter of 2002, earnings per share would have increased by $0.04 per share, while cash flow per share would have increased by $0.11 per share.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 10
--------------------------------------------------------------------------------

Gold bullion purchases on the open market and gold production delivered to the Company's banker are secured in its bank vaults.


EXPENSES

Depreciation, depletion and reclamation expenses incurred during both the quarter and six months ended June 30, 2002 were higher than the corresponding periods last year, due to a lower number of gold ounces sold and a higher reserve base.

Total exploration and reserve development expenditures (both expensed and capitalized) were $3.9 million for the second quarter of 2002, compared with $2.9 million for the corresponding period last year. For the six months ended June 30, 2002, expenditures were $6.8 million, compared with $4.1 million for the corresponding period last year.

Corporate administration expenses incurred during both the quarter and six months ended June 30, 2002 were higher than the corresponding periods last year. This was predominantly due to a bonus incentive payment of $2.0 million during the second quarter of 2002 as well as increased investor relations and other corporate activities.


OPERATIONAL SUMMARY

Gold -- Red Lake Mine


                                               THREE MONTHS ENDED          SIX MONTHS ENDED
                                                    JUNE 30,                     JUNE 30,
                                               2002          2001          2002          2001
                                               ----          ----          ----          ----

Tons of ore milled                             60,705        61,535       120,987       118,717
Tons of ore milled per calendar day               667           676           668           656
Average mill head grade (ounces per ton)         2.45          2.19          2.25          2.48
Average recovery rate                           92.3%         87.4%         90.9%         89.0%
Ounces of gold produced                       130,491       131,927       255,374       278,439
Ounces of gold sold                           125,100       126,250       227,400       272,650
Operating cost per ounce sold
   Cash production cost                      $     60      $     60      $     62      $     57
   Non-cash cost                                   28            35            27            34
                                             --------      --------      --------      --------
Total operating cost                         $     88      $     95      $     89      $     91
                                             ========      ========      ========      ========

Red Lake delivered excellent production results for the second quarter of 2002 of 130,491 ounces, exceeding expectations and targets. The second quarter production for 2002 was equivalent to 99% of the production for the corresponding period last year. Production for the second quarter of 2002 was ahead of plan by 5,229 ounces.

Gold bullion production for the six months ended June 30, 2002 of 255,374 ounces was equivalent to 92% of the production for the corresponding period last year. Production for the six months ended June 30, 2002 was ahead of plan by 23,595 ounces.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 11
--------------------------------------------------------------------------------

Gold bullion production for the second quarter of 2002 of 130,491 ounces resulted from the processing of 60,705 tons at an average grade of 2.45 ounces per ton (opt), or 84.0 grams per tonne (gpt), with a recovery rate of 92.3%.

Gold bullion production for the six months ended June 30, 2002 of 255,374 ounces resulted from the processing of 120,987 tons at an average grade of 2.25 opt, or
77.1 gpt, with a recovery rate of 90.9%.

Gold not recovered by Red Lake's existing extraction processes remains in concentrate form and is stockpiled for further processing and extraction. During the second quarter of 2002, Goldcorp entered into an agreement with Barrick's Goldstrike Mine in Nevada to process concentrate on its behalf. A trial run of 2,000 tons of concentrate was shipped during the second quarter of 2002.

Annual forecast production had been set at 475,000, or approximately 5% below 2001 production levels, so as to facilitate development work in support of exploration efforts in the mine. However, given the performance for the first six months of the year, the annual production is currently projected at 500,000 ounces.



GOLD -- WHARF MINE


                                       THREE MONTHS ENDED       SIX MONTHS ENDED
                                            JUNE 30,                JUNE 30,
                                        2002        2001        2002        2001
                                        ----        ----        ----        ----

Tons of ore mined (000's)               1,100       1,132       1,991       2,195
Tons of waste removed (000's)           3,835       2,065       6,789       3,868
Ratio of waste to ore                  3.49:1      1.82:1      3.41:1      1.76:1
Tons of ore processed (000's)             978       1,118       1,965       2,108
Average grade of gold processed
    (ounces per ton)                    0.029       0.027       0.026       0.030
Ounces of gold produced                18,524      29,334      39,334      55,606
Ounces of gold sold                    17,200      29,603      38,900      56,690
Operating cost per ounce
    Cash production cost              $   265     $   185     $   246     $   186
    Royalties and severance taxes          16          17          12          17
                                      -------     -------     -------     -------
Total cash cost                           281         202         258         203
    Non-cash cost                          53           8          33           7
                                      -------     -------     -------     -------
Total operating cost                  $   334     $   210     $   291     $   210
                                      =======     =======     =======     =======

Wharf Mine continued to experience operational difficulties during the second quarter of 2002 that affected both production levels and efficiencies. The expansion into the new mining area continued to encounter adverse ground conditions. In addition, the extraction of gold in solution utilizing the carbon stripping system has not met expectations and adjustments are being made to improve the recovery of gold from the carbon.

Production of 18,524 ounces of gold for the second quarter of 2002 is equivalent to 63% of the production for the corresponding period last year. Gold bullion production for the six months ended June 30, 2002, was 39,334 ounces, which is equivalent to 71% of the production for the corresponding period last year.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 12
--------------------------------------------------------------------------------

Total operating cost for the second quarter of 2002 of $334 per ounce was $124 higher than the corresponding period last year. The increase in non-cash costs is related to pre-stripping required to access the ore in the mine's remaining pit. The costs relating to pre-stripping are capitalized and then amortized over the mine's remaining ounces. Total operating cost for the six months ended June 30, 2002, of $291 per ounce was $71 higher than the corresponding period last year.

The non-cash cost is forecast at $45 for the year. Cash cost for the year is projected at $250 per ounce and total cost per ounce is expected to be $295 per ounce.

Reclamation at the Golden Reward Mine site is on schedule and on budget. Total reclamation expenditures of $2.1 million for the six months ended June 30, 2002, compares with the budget for the six months ended June 30, 2002, of $1.9 million.


INDUSTRIAL MINERALS OPERATION -- SASKATCHEWAN MINERALS

                                 THREE MONTHS ENDED           SIX MONTHS ENDED
                                       JUNE 30,                   JUNE 30,
                                 2002          2001          2002          2001
                                 ----          ----          ----          ----
                                          (in millions of US dollars)

Tons produced                   36,829        32,435        67,500        62,763
Tons sold                       35,053        28,902        60,998        57,781
Revenues                       $   2.6       $   1.9       $   4.5       $   3.8
Operating profit                   0.9           0.4           1.4           0.8
Operating cash flow                1.0           0.5           1.5           1.0


Revenue improved over the corresponding periods last year, due to higher sales volumes and pricing levels. Production shows improvement over the corresponding periods last year, due to a shorter maintenance shutdown period. Strong sales to the detergent industry have offset the shortfall in sales to the pulp and paper industry.


LIQUIDITY AND CAPITAL RESOURCES

Goldcorp's treasury is very strong. At the end of June 30, 2002, cash and short-term investments were $218.3 million, an increase of $140.2 million from December 31, 2001. The increase is mainly due to the equity financing completed at the end of April 2002, which added net proceeds of $137.7 million.

Gold bullion inventory rose from 35,061 ounces as at December 31, 2001 to 63,425 ounces as at June 28, 2002. The market value of the gold bullion inventory, based on the London PM Fix on June 28, 2002 was $20.2 million for gold bullion from production and $25.5 million for investment gold bullion, for an overall market value of gold bullion inventory at June 30, 2002, of $45.7 million.

Goldcorp's cash resources include cash and short-term investments and the market value of both gold bullion investment and gold bullion inventory. Total cash resources at June 30, 2002, of $264.0 million, comprised of cash and short-term investments of $218.3 million, the market value of investment gold bullion of $25.5 million and the market value of the gold bullion from production of $20.2 million.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 13
--------------------------------------------------------------------------------

Investment gold bullion in inventory as at June 30, 2002 is shown on the balance sheet at the market value of $25.5 million. The original cost of the investment gold bullion was $25.9 million. The unrealized loss on purchased gold bullion of $0.4 million has been expensed in the second quarter. No purchased gold bullion had been sold as at June 30, 2002.

The second quarter was characterized by increased activity in the levels of purchase and sale of marketable securities. The Company realized gains on its portfolio of marketable securities for the six months ended June 30, 2002 of $5.4 million, from the sale of a number of select securities.

The Company accounts for its marketable securities on a portfolio basis, meaning that the market values of its securities are considered in a "basket" when comparing current market values to the original purchase price. The provision for the decline in the value for marketable securities decreased for the six months ended June 30, 2002, by $2.6 million. This provision has no cash impact and is indicative of the appreciation in the value of marketable securities held by the Company since December 31, 2001.

Interest and other income earned during both the quarter and six months ended June 30, 2002 was higher than the corresponding periods last year, due to interest earned on larger average cash balances, in particular arising from the proceeds of the recent financing.

The Company recorded a translation loss on foreign exchange for the second quarter of 2002 of $5.4 million. The loss arose from the weakening US dollar denominated assets in the Canadian parent company. The Company's US dollar denominated assets increased significantly during the quarter with the proceeds from the $144 million financing.

Goldcorp paid its second quarterly dividend payment for 2002 of $0.025 per share, bringing the total dividend payment for the six months ended June 30, 2002, to $0.05 per share. The dividend payments are in accordance with Goldcorp's previously stated intention to pay $0.10 per share in total dividends for 2002, through four quarterly dividend payments of $0.025 each, for a total expected dividend of $17.8 million for the year.

The secured loan of $2.4 million, which was given to an officer of the Company in April 2000, was fully repaid during the second quarter of 2002.


OUTLOOK FOR 2002

With the excellent six month production results from the Red Lake Mine, its gold production, originally budgeted at 475,000 ounces for the year, is now forecast at 500,000 ounces for the year at a cash cost of $65 per ounce. The total cost at the Red Lake Mine is forecast at less than $100 per ounce for the year.

Gold production from the Wharf Mine is expected to reach 90,000 ounces for the year, with cash cost improving to $250 per ounce from current levels once operational difficulties are overcome. The total cost at the Wharf Mine is forecast to be $295 per ounce for the year.

In view of the six months ended June 30, 2002, and an increased gold price forecast for the year of $312 per ounce, the Company is adjusting its forecast of earnings to $0.34 per share, a $0.02 per share improvement (on a post-split basis) on the budget. Cash flow per share is forecast at $0.58 per share, approximately the same level as the prior year.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 14
--------------------------------------------------------------------------------


The Company remains optimistic about the long-term prospects for the price of gold and will continue to prefer gold bullion assets, which it considers the equivalent of money, over cash and other short-term assets. The Company remains debt free and its production is completely unhedged.


STOCK OPTION COMPENSATION

The Company discloses the effect of stock options issued since January 1, 2002, in accordance with the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants Handbook, in a note to its financial statements (See note 2). It is presented for information purposes only and the compensation expense relating to stock options is not actually expensed in the financial statements.

The commonly used method for calculating the fair value of options uses the Black-Scholes Option Formula. The formula includes components relating to the risk-free rate of borrowing, the Company's dividend yield, the volatility of the market value of its common stock and the expected life of the options. The calculation of the fair value of stock options entails judgements and assumptions, including the volatility of the expected market price of the Company's common stock.

Under the stock option plan the Company is authorized to issue options up to 10% of the common shares outstanding. The compensation cost of the stock options are expensed over the options' vesting period, which, in the case of Goldcorp, is three years.

The following is the Company's pro forma earnings with the fair value method applied to all options issued since January 1, 2002:


                                          Three months ended    Six months ended
                                               June 30, 2002       June 30, 2002
                                              --------------      --------------
   Earnings for the period                          $ 13,850           $ 30,062
   Compensation expense related to fair
      value of stock options                          (1,062)            (1,298)
                                                    --------           --------
   Pro forma earnings for the period                $ 12,788           $ 28,764
                                                    ========           ========
   Pro forma earnings per share
      Basic                                         $   0.07           $   0.17
                                                    ========           ========
      Diluted                                       $   0.07           $   0.16
                                                    ========           ========


In prior periods Goldcorp has been required, under US GAAP, to report on a pro forma basis the effect of stock options on earnings. The compensation cost on stock options, including those issued in prior periods, is $1.1 million (or $0.01 per share) for the three months ended June 30, 2002, and $1.8 million (or $0.01 per share) for the six months ended June 30, 2002.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 15
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.


FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and six months ended June 30, 2002.


GOLDCORP

In 2001, Goldcorp was the MOST PROFITABLE NORTH AMERICAN GOLD COMPANY, on a per share basis. Its Red Lake mine is believed to be the RICHEST GOLD MINE IN THE WORLD. The company is in excellent financial condition, with NO DEBT and STRONG FREE CASH FLOW and EARNINGS. Goldcorp is North America's LARGEST UNHEDGED GOLD COMPANY!

Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Exchange (PCX) in the U.S.A. and on the Montreal Exchange (MX) in Canada.


For further information, please contact:
Chris Bradbrook                                    Corporate Office:
Vice President, Corporate Development              145 King St. West, Suite 2700
Tel. (416) 865-0326                                Toronto, Ontario
Fax. (416) 361-5741                                Canada, M5H 1J8
                                                   Website: www.goldcorp.com
                                                   Email: info@goldcorp.com

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 16
--------------------------------------------------------------------------------

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

                                                      As at            As at
                                                   June 30,     December 31,
                                                       2002             2001
                                                -----------     ------------
                                                (unaudited)
ASSETS

CURRENT ASSETS
    Cash and short-term investments                 $218,343        $ 78,104
    Investment in gold bullion (note 3)               25,534              --
    Gold bullion inventory (note 3)
       (market value: $20,201; 2001: $9,694)           6,691           3,846
    Accounts receivable                                4,179           2,963
    Marketable securities                             22,294           5,942
    Inventories                                       14,710          11,588
    Future income taxes                                   --             898
    Prepaid expenses                                     851           1,071
                                                    --------        --------
                                                     292,602         104,412

MINING INTERESTS, NET                                126,365         117,971
DEPOSITS FOR RECLAMATION COSTS                         4,675           2,764
OTHER ASSETS                                           1,474           1,258
                                                    --------        --------
                                                    $425,116        $226,405
                                                    ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities        $ 19,356        $ 12,747
    Taxes payable                                     16,056           3,078
                                                    --------        --------
                                                      35,412          15,825
                                                    --------        --------

PROVISION FOR RECLAMATION COSTS                       16,433          18,270
                                                    --------        --------
FUTURE INCOME TAXES                                   35,781          34,758
                                                    --------        --------

SHAREHOLDERS' EQUITY
    Capital stock (notes 2 and 5)                    348,029         205,298
    Note receivable from officer                          --          (2,413)
    Cumulative translation adjustment                 (1,615)        (15,010)
    Deficit (note 6)                                  (8,924)        (30,323)
                                                    --------        --------
                                                     337,490         157,552
                                                    --------        --------
                                                    $425,116        $226,405
                                                    ========        ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 17
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of United States dollars, except per share amounts)


                                                     Three months ended               Six months ended
                                                           June 30,                       June 30,
                                                      2002            2001            2002            2001
                                                  --------        --------        --------        --------
Revenues
    Gold bullion                                  $ 44,184        $ 41,944        $ 80,266        $ 88,302
    Industrial minerals                              2,578           1,854           4,519           3,795
                                                  --------        --------        --------        --------
                                                    46,762          43,798          84,785          92,097
                                                  --------        --------        --------        --------
Expenses
    Operating                                       14,178          15,206          27,601          30,429
    Corporate administration                         3,818           1,228           5,394           2,569
    Depreciation, depletion and reclamation          4,492           4,781           7,718          10,027
    Exploration                                        827             699           1,217           1,654
                                                  --------        --------        --------        --------
                                                    23,315          21,914          41,930          44,679
                                                  --------        --------        --------        --------
Earnings from operations                            23,447          21,884          42,855          47,418
                                                  --------        --------        --------        --------
Other income (expense)
    Interest and other income                          548             225           1,094             584
    Translation loss on foreign currency            (5,414)           (846)         (5,443)           (463)
    Provision for loss on gold bullion
       investment                                     (368)             --            (368)             --
    Gain on marketable securities                    5,382               2           5,414             278
    Decrease (increase) in provision
       for decline in value of
         marketable securities                      (1,606)            239           2,554            (493)
                                                  --------        --------        --------        --------
                                                    (1,458)           (380)          3,251             (94)
                                                  --------        --------        --------        --------
Earnings before taxes                               21,989          21,504          46,106          47,324
Income and mining taxes                              8,139           6,205          16,044          17,323
                                                  --------        --------        --------        --------
Earnings for the period                           $ 13,850        $ 15,299        $ 30,062        $ 30,001
                                                  ========        ========        ========        ========
Earnings per share
    Basic                                         $   0.08        $   0.09        $   0.18        $   0.18
                                                  ========        ========        ========        ========
    Diluted                                       $   0.08        $   0.09        $   0.17        $   0.18
                                                  ========        ========        ========        ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 18
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)
(in thousands of United States dollars)


                                     Three months ended            Six months ended
                                             June 30,                   June 30,
                                       2002          2001          2002          2001
                                   --------      --------      --------      --------

Deficit at beginning of period     $(18,223)     $(56,197)     $(30,323)     $(66,859)

Earnings for the period              13,850        15,299        30,062        30,001

Dividends paid to common
    shareholders                     (4,551)           --        (8,690)       (4,086)

Interest on note receivable
    from officer                         --            43            27            89
                                   --------      --------      --------      --------
Deficit at end of period           $ (8,924)     $(40,855)     $ (8,924)     $(40,855)
                                   ========      ========      ========      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 19
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands of United States dollars)

                                                  Three months ended            Six months ended
                                                        June 30,                     June 30,
                                                   2002          2001           2002          2001
                                              ---------      --------      ---------      --------
Cash provided by (used in)
Operating activities
    Earnings for the period                   $  13,850      $ 15,299      $  30,062      $ 30,001
    Items not affecting cash
       Depreciation, depletion and
          reclamation                             4,492         4,781          7,718        10,027
       Provision for loss on gold
          bullion investment                        368            --            368            --
       Gain on marketable securities             (5,382)           (2)        (5,414)         (278)
       Increase (decrease) in provision
          for decline in value of
             marketable securities                1,606          (239)        (2,554)          493
       Future income taxes                          789         5,537          2,778        16,222
       Other                                     (2,082)          (95)        (2,224)         (147)
       Change in non-cash operating
          working capital                         7,383         1,345         10,611        (1,317)
                                              ---------      --------      ---------      --------
Net cash provided by operating activities        21,024        26,626         41,345        55,001
                                              ---------      --------      ---------      --------

Investing activities
    Mining interests                             (7,241)       (4,749)       (12,583)       (8,342)
    Purchase of gold bullion                    (25,902)           --        (25,902)           --
    Purchases of marketable securities          (27,912)         (197)       (27,912)         (197)
    Proceeds from sale of marketable
       securities                                24,696            --         24,749           578
    Increase in deposits for
       reclamation costs                           (163)           (7)        (1,847)           (7)
                                              ---------      --------      ---------      --------
Net cash used in investing activities           (36,522)       (4,953)       (43,495)       (7,968)
                                              ---------      --------      ---------      --------

Financing activities
    Issue of capital stock                      138,701         2,269        140,144         2,924
    Repayment of note receivable
       from officer                               2,413            --          2,413            --
    Dividends paid to common
       shareholders                              (4,551)           --         (8,690)       (4,086)
                                              ---------      --------      ---------      --------
Net cash provided by (used in)
    financing activities                        136,563         2,269        133,867        (1,162)
                                              ---------      --------      ---------      --------
Effect of exchange rate changes on cash           8,552         1,446          8,522           499
                                              ---------      --------      ---------      --------
Increase in cash and short-term
    investments                                 129,617        25,388        140,239        46,370
Cash and short-term investments
    at beginning of period                       88,726        38,157         78,104        17,175
                                              ---------      --------      ---------      --------
Cash and short-term investments
    at end of period                          $ 218,343      $ 63,545      $ 218,343      $ 63,545
                                              =========      ========      =========      ========


              The accompanying notes are an integral part of these
                        consolidated financial statements

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 20
--------------------------------------------------------------------------------

GOLDCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(United States dollars, tabular amounts in thousands)

1.   GENERAL

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2001.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   CHANGES IN ACCOUNTING POLICIES -- STOCK-BASED COMPENSATION

     Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based compensation and other stock-based payments". Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

     The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. Accordingly, the fair value of the 2,682,000 options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of the options of 3 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 21
--------------------------------------------------------------------------------

GOLDCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


     The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:


                                              Three months ended     Six months ended
                                                   June 30, 2002        June 30, 2002
                                                  --------------       --------------
     Earnings for the period                            $ 13,850             $ 30,062
     Compensation expense related to fair
        value of stock options                            (1,062)              (1,298)
                                                        --------             --------
     Pro forma earnings for the period                  $ 12,788             $ 28,764
                                                        ========             ========
     Pro forma earnings per share
        Basic                                           $   0.07             $   0.17
                                                        ========             ========
        Diluted                                         $   0.07             $   0.16
                                                        ========             ========


3.   GOLD BULLION

     Gold bullion inventory produced by Goldcorp's operations has been accounted for differently than gold bullion held as an investment. Gold bullion inventory is carried at the lower of average cost or net realizable value, whereas gold bullion held as an investment is carried at net realizable value and the unrealized gains and losses are charged to earnings during the current period.

     During the second quarter, the Company purchased 80,170 ounces of gold bullion for a total cost of $25,902,000. At June 30, 2002, the market value of the purchased gold bullion was $25,534,000, a decrease of $368,000, which the Company has recorded as a provision on unrealized losses on gold bullion investment.

     At June 30, 2002, the Company had 63,425 ounces of gold bullion inventory, which is carried on the balance sheet at a production cost of $6,691,000. Based on a gold price of $318.50 per ounce on June 28, 2002, the last trading day during the period, the Company's gold bullion inventory had a market value of $20,201,000.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 22
--------------------------------------------------------------------------------

GOLDCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


4.   SEGMENTED INFORMATION

     The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

                                                   Three months ended         Six months ended
                                                          June 30,                  June 30,
                                                     2002         2001         2002         2001
                                                  -------      -------      -------      -------
     GOLD
     Revenues:
         Canada                                   $38,743      $33,835      $68,459      $72,871
         United States                              5,441        8,109       11,807       15,431
                                                  -------      -------      -------      -------
                                                   44,184       41,944       80,266       88,302
     Depreciation, depletion and reclamation        4,434        4,721        7,604        9,906
     Operating income before taxes                 26,272       22,722       46,824       49,148
     Expenditures for mining interests              7,087        4,749       12,392        8,342

     INDUSTRIAL MINERALS
     Revenues:
         Canada                                   $ 1,515      $ 1,171      $ 2,540      $ 2,311
         United States                              1,063          683        1,979        1,484
                                                  -------      -------      -------      -------
                                                    2,578        1,854        4,519        3,795
     Depreciation, depletion and reclamation           58           60          114          121
     Operating income before taxes                    993          390        1,425          839
     Expenditures for mining interests                154           --          191           --

     TOTAL
     Revenues:
         Canada                                   $40,258      $35,006      $70,999      $75,182
         United States                              6,504        8,792       13,786       16,915
                                                  -------      -------      -------      -------
                                                   46,762       43,798       84,785       92,097
     Depreciation, depletion and reclamation        4,492        4,781        7,718       10,027
     Operating income before taxes                 27,265       23,112       48,249       49,987
     Expenditures for mining interests              7,241        4,749       12,583        8,342

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 23
--------------------------------------------------------------------------------

GOLDCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     RECONCILIATION OF EARNINGS BEFORE TAXES


                                                            Three months ended            Six months ended
                                                                  June 30,                      June 30,
                                                            2002           2001           2002           2001
                                                        --------       --------       --------       --------
     Operating income from reportable
          segments before taxes                         $ 27,265       $ 23,112       $ 48,249       $ 49,987
     Provision for loss on gold bullion investment          (368)            --           (368)            --
     Gain on marketable securities                         5,382              2          5,414            278
     Decrease (increase) in provision for decline
         in value of marketable securities                (1,606)           239          2,554           (493)
     Interest and other income                               548            225          1,094            584
     Translation loss on foreign currency                 (5,414)          (846)        (5,443)          (463)
     Corporate administration                             (3,818)        (1,228)        (5,394)        (2,569)
                                                        --------       --------       --------       --------
     Earnings before taxes                              $ 21,989       $ 21,504       $ 46,106       $ 47,324
                                                        ========       ========       ========       ========


5.   CAPITAL STOCK

     On March 21, 2002, the Company's shareholders approved a two-for-one split of the Company's common shares. The record date for the split was May 22, 2002. Previously reported earnings per share information has been adjusted to reflect this split.

     On April 30, 2002, the Company issued 8,000,000 Units (on a pre-split basis) at a price of US$18.00 per Unit, for net proceeds of $137,740,000. Each Unit consisted of one common share and one-half of one share purchase warrant. One full share purchase warrant, subsequent to the two-for-one share split, entitles the holder to purchase two common shares at a price of US$25.00 for a period of up to five years from the closing date of April 30, 2002.

     At June 30, 2002, the Company had 182,050,892 common shares outstanding. If all outstanding options and warrants had been exercised a total of 206,334,406 common shares would have been outstanding.

Goldcorp Inc. -- 2002 Second Quarter Results                             Page 24
--------------------------------------------------------------------------------

GOLDCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     The following table sets forth the computation of diluted earnings per share:

                                                         Three months ended           Six months ended
                                                                June 30,                    June 30,
                                                           2002          2001          2002          2001
                                                       --------      --------      --------      --------
     Numerator:
        Earnings available to common shareholders      $ 13,850      $ 15,299      $ 30,062      $ 30,001
                                                       ========      ========      ========      ========

     Denominator (shares in thousands):
        Weighted average shares outstanding             176,615       164,122       171,058       163,722
        Effect of dilutive securities:
           Employee stock options and warrants            7,955         3,903         7,003         3,079
                                                       --------      --------      --------      --------
      Adjusted weighted average shares and
        assumed conversions                             184,570       168,025       178,061       166,801
                                                       ========      ========      ========      ========


6.   AMALGAMATION WITH CSA MANAGEMENT INC.

     During 2000, Goldcorp amalgamated with CSA Management Inc. (CSA), a major shareholder of Goldcorp with a 17% equity interest and a 44% voting interest. The Goldcorp common shares held by CSA were cancelled on amalgamation. For accounting purposes, the cancellation was treated as Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

     Share capital                                                       $36,553
     Contributed surplus                                                   5,569
     Retained earnings                                                    56,276
                                                                         -------
     Total                                                               $98,398
                                                                         =======


     The accounting treatment had the effect of reducing Goldcorp's share capital, eliminating existing contributed surplus and moving the Company's retained earnings into a deficit position.